UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-K
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CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 1, 2022
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LEONARDO DRS, INC.
(Exact name of registrant as specified in its charter)
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Delaware	333-253583	13-2632319
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)
2345 Crystal Drive
Suite 1000
Arlington, Virginia 22202
(Address of principal executive offices)
(703) 416-8000
(Registrant's telephone number, including area code)
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:
None.
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company   ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 2.01 Completion of Acquisition or Disposition of Assets
As previously disclosed, on March 21, 2022, DRS Defense Solutions, LLC, a wholly owned subsidiary of Leonardo DRS, Inc., a Delaware corporation (the “Company”), entered into a definitive agreement (the “SPA”) pursuant to which the Company agreed to sell its Global Enterprise Solutions (“GES”) business to SES Government Solutions, Inc., a wholly-owned subsidiary of SES S.A. (“SES”).
On August 1, 2022, the Company closed the transactions contemplated by the SPA and sold the GES business to SES for $450 million in cash, subject to certain purchase price adjustments.
The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by the terms and conditions of the SPA. A copy of the SPA is attached as Exhibit 2.1 to the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022, and is incorporated herein by reference.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

Exhibits
2.1*
Stock Purchase Agreement, dated as of March 21, 2022, by and among SES Government Solutions, Inc., as Buyer, SES S.A., as Buyer Guarantor, DRS Defense Solutions, LLC, as Seller, DRS Global Enterprise Solutions, Inc. and Leonardo DRS, Inc.

99.1	Press Release
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*Incorporated by reference to the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEONARDO DRS, INC.
(Registrant)

Date: August 1, 2022	By:	/s/ Mark A. Dorfman
Mark A. Dorfman
Executive Vice President, General Counsel and Secretary